UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.

Name of issuer or person filing (“Filer”):  RIO NARCEA GOLD MINES, LTD.

B.

This is (check one):

X

An original filing for the Filer.

An amended filing for the Filer.

C.

Identify the filing in conjunction with which this form is being filed:

Name of registrant:

Rio Narcea Gold Mines, Ltd.

Form type:

Schedule 14D-9F

File number (if known):

1-32003

Filed by:

Rio Narcea Gold Mines, Ltd.

Date filed (if filed concurrently, so indicate):

Filed Concurrently

D.

The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

c/Secundino Roces Riera, 3-2

Centro de EmpresaAsipo I,

33428 Cayés-Llanera, Asturias, Spain

E.

The Filer designates and appoints CT Corporation System (“Agent”) located at:

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8700

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)

any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-9F, the securities to which the Schedule 14D-9F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of LLANERA, country of Spain, on April 20, 2007.

RIO NARCEA GOLD MINES, LTD.

“Omar Gomez”

By: Omar Gomez

Title: Chief Financial Officer

III-2

This statement has been signed by the following person in the capacity indicated on April 17, 2007.

“Nancy Lydon”

CT Corporation System

Agent for Service

By: Nancy Lydon

Title: Vice President

III-3